UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

CONTENTS

Resignation of Chairman and Chief Executive Officer; Appointment of Replacement

On July 12, 2018, SSLJ.Com Limited (“SSLJ”) announced the resignation of its chairman and chief executive officer, Mr. Wei Zhang, and the appointment of his replacement, Mr. Jianbo Li, effective, in each case, as of July 12, 2018.

SSLJ’s new chairman and chief executive officer, Mr. Jianbao Li has over 15 years of extensive experience in internet business operations and related research and development experience. He has served as Chief Operating Officer of the Company and Director of the Board since its inception. Previously, he served as a director at Chinasoft International Limited., a listed company on the Hong Kong Stock Exchange and a well-known IT solution and consulting company, from November 2006 to September 2014. Mr. Li has also been awarded the senior title of information system project manager from the Ministry of Industry and Information Technology. Mr. Li holds a bachelor’s degree in information management and information systems from Zhengzhou University in China

A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Jianbao Li
Jianbao Li Chief Executive Officer

Date: July 12, 2018

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release